(logo) Fidelity Investments®|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	February 22, 2008

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christian Sandoe

RE:	Fidelity California Municipal Trust II (the trust):
Fidelity California Municipal Money Market Fund Fidelity California AMT Tax-Free Money Market Fund (the funds)
File Nos. (033-42890) and (811-06397)
Post-Effective Amendment No. 32

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, transmitted herewith on behalf of the trust is Post-Effective Amendment No. 32 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which, executed pursuant to Powers of Attorney dated April 1, 2007 and May 17, 2007, is maintained at the offices of the trust.

This filing contains the Prospectuses and Statements of Additional Information for Fidelity California Municipal Money Market Fund and Fidelity California AMT Tax-Free Money Market Fund. The documents have been tagged to indicate modifications and editorial changes made since the last definitive filing. The fund may be marketed through banks, savings and loan associations, or credit unions.

This filing serves to update certain disclosure and implement certain editorial changes, including modifications in the investment policy disclosure for municipal money market funds.

Pursuant to Rule 485(a), the trust elects an effective date of April 29, 2008. We request your comments by March 19, 2008.

Please contact Jamie Plourde at (617) 563-1375 in connection with any questions or comments regarding this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,

/s/ Catherine Conlin
Catherine Conlin
Legal Product Group